Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in thousands)

	Year ended December 31,
	2011	2010
Net loss	$(23,637)	$(53,475)
Income taxes	6,093	10,392

EBIT	(17,544)	(43,083)
Fixed charges	31,971	31,010
Less capitalized expenses related to indebtedness	(3,997)	(3,579)

Earnings	$10,430	$(15,652)

Interest expense	27,816	27,013
Amortization of debt issuance cost and bond discount	3,997	3,579
Rental expenses representative of an interest factor	158	418

Fixed Charges	$31,971	$31,010

Ratio of Earnings to Fixed Charges (deficiency) (1)	0.33	(0.50)

(1)	Ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For purposes of this calculation, “earnings” is income before income taxes plus fixed charges less capitalized interest. “Fixed charges” is interest expense plus capitalized interest. This calculation is different from the fixed charge coverage ratio as defined in the footnotes to the financial statements.